SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q4 08 Earnings Results

I. Performance in Q4 2008 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q4 08	Q3 08	Q4 07	QoQ	YoY
Quarterly Results
Revenues	4,156	3,861	4,322	7.6%	-3.8%
Operating Income	-288	254	869	—	—
Ordinary Income	-844	310	1,006	—	—
Net Income	-684	295	760	—	—

II. IR Event of Q4 2008 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q4 08 Earnings Results of LG Display

4. Date & Time:	4:00 p.m. (Korea Time) on January 16, 2009 in Korean

10:00 p.m. (Korea Time) on January 16, 2009 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Tower East Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

- Please refer to IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)      Head of Disclosure: Kyeong Lae Lee, Senior Manager, Finance & Risk Management Department (82-2-3777-0760)

2)      Main Contact for Disclosure-related Matters: Jin Jun Lee, Assistant Manager, Financing Team (82-2-3777-1005)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 08 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated Korean GAAP basis (Korean GAAP non-consolidated information is stated below). Financial data based on US GAAP has not been finalized yet.

iii.	Financial data for Q4 08 are unaudited. They are provided for the convenience of investors and can be subject to change.

ø The following Korean GAAP non-consolidated information is included for the convenience of investors.

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q4 08	Q3 08	Q4 07	QoQ	YoY
Quarterly Results
Revenues	3,723	3,891	4,314	-4.3%	-13.7%
Operating Income	-433	190	881	—	—
Ordinary Income	-879	304	1,012	—	—
Net Income	-697	291	760	—	—

Attached: Press Release

LG DISPLAY REPORTS FOURTH QUARTER 2008 RESULTS

SEOUL, Korea – January 16, 2009 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ending December 31, 2008.

•

Sales in the fourth quarter of 2008 increased by 8% to KRW 4,156 billion from sales of KRW 3,861 billion in the third quarter of 2008, and decreased by 4% compared to KRW 4,322 billion in the fourth quarter of 2007.

•

Operating loss in the fourth quarter of 2008 was KRW 288 billion compared to an operating profit of KRW 254 billion in the third quarter of 2008, and an operating profit of KRW 869 billion in the fourth quarter of 2007.

•	EBITDA in the fourth quarter of 2008 was KRW 250 billion, decreased from EBITDA of KRW 874 billion in the third quarter of 2008 and from KRW 1,614 billion in the fourth quarter of 2007.

•	Net loss in the fourth quarter of 2008 was KRW 684 billion compared to a profit of KRW 295 billion in the third quarter of 2008 and a profit of KRW 760 billion in the fourth quarter of 2007.

The company reflected in the net loss the entire fine amount of USD 400 million related to the antitrust investigation of the LCD industry in the US market. The fine will be paid over five years starting in 2009.

•	Annual sales and operating profit of 2008 both reached a record high. Annual sales was KRW 16,264 billion and operating profit was KRW 1,735 billion.

Young Soo Kwon, CEO of LG Display, said, “The industry has experienced drastic market environment changes in 2008. However, we built a strong business structure that can effectively deal with such changes and posted a record performance in sales and operating profit for 2008. We are committed to strengthen out strategic cooperative ties with global customers by providing differentiated customer value and will turn the current challenges into opportunity for future growth.”

The company shipped a total of 3.86 million square meters of net display area in the fourth quarter of 2008, an increase of 5%

quarter-on-quarter even in the slow down of TV and IT markets which was effected by global economy recession. TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 57%, 20%, 18% and 5%, respectively, on a revenue basis in the fourth quarter of 2008.

The average selling price per square meter of net display area shipped was USD 766, which was a decrease of approximately 23% compared to the average of the third quarter of 2008.

The factory utilization rate averaged around 80% in the fourth quarter of 2008, which helped maintain healthy inventory levels. Production yield was managed in excellent level through quality enhancement and activities to eliminate particles in production lines. Cost reduction activities such as developing cost-innovative models, helped to lower the cost of goods sold per square meter of net display area shipped in USD basis by 7% from the third quarter of 2008.

On January 16, LG Display’s Board of Directors approved investment of the amount of KRW577 billion in a new LTPS LCD facility in Korea for premium LCDs primarily used in mobile devices.

Also LG Display’s Board of Directors decided to submit the agenda of Amendment to the Article of Incorporation, that adds ‘research, development, manufacturing, sales and marketing of products utilizing solar energy’ on the objectives of the company, to the Annual General Meeting for approval which is scheduled to be held March 13, 2009.

Outlook

The following expectations are based on information as of January 16, 2009. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total net display area shipment to decrease by a low single digit percentage. The company expects that there is a limited possibility for further price decline compared to the end of 2008. Also, price rebound is expected in some product categories. COGS reduction per square meter is expected to be a low teens percentage in the first quarter.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 16, 2008, at 4:00 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yoido-dong, Yeongdeungpo- gu, Seoul, Korea. An English language conference call will follow at 10:00 pm. Korea Standard Time, 8:00 am. New York and 1:00 pm. London. The call-in number is +82 (0)31-810-3001 both for callers in Korea and callers outside of Korea. The confirmation number is 9999. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 109240#.

About LG Display

LG Display Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG Display currently operates seven fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 25,000 employees operating in ten countries around the world.

Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

C.H. Lee, Senior Manager, IR Team
LG Display
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:

Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 16, 2009	By:	/s/ Kyeong Lae Lee
(Signature)

	Name:	Kyeong Lae Lee
	Title:	Senior Manager/
Finance & Risk Management Department